UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Amendment No.1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Oramed Pharmaceuticals Inc. (Name of Issuer)
Common Stock, $0.001 par value (Title of Class of Securities)
68403P104 (Cusip Number)

March 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Zeev Bronfeld
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF Israeli ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,158,517 *
	6.	SHARED VOTING POWER 7,213,205
	7.	SOLE DISPOSITIVE POWER 6,158,517
	8.	SHARED DISPOSITIVE POWER 7,213,205 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,213,205 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.6% **
12.	TYPE OR REPORTING PERSON IN
* Includes 781,250 shares of Common Stock and warrants exercisable for 273,438 shares of Common Stock (the "Warrants") that are held by D.N.A Biomedical Solutions Ltd. ("DNA"), an Israeli public company.  See Item 4.

** Based on 67,822,035 shares of Common Stock that the Issuer advised were issued and outstanding (not including the Warrants) as of April 3, 2011.

Item 1(a).	Name of Issuer

Oramed Pharmaceuticals Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices

Hi-Tech Park 2/5
Givat-Ram
PO Box 39098
Jerusalem 91390, Israel

Item 2(a).	Name of Persons Filing

Mr. Zeev Bronfeld (the "Reporting Person"):

Item 2(b).	Address of Principal Business Office or, if None, Residence

6 Uri St., Tel Aviv, Israel, 64954

Item 2(c).	Citizenship

Israel

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (the "Common Stock").

Item 2(e).	CUSIP Number

68403P104

Item 3.	Identification of Persons Filing Pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c)

Not Applicable.

Item 4.	Ownership

(a)           Amount Beneficially Owned:

See Item 9 of the attached cover page.

(b)           Percent of Class:

See Item 11 of the attached cover page.

(c)           Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the attached cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the attached cover page.

The numbers reported as beneficially held by the Reporting Person includes 781,250 shares of Common Stock and 273,438 Warrants that are held by DNA.  The Reporting Person and Mr. Meni Mor are parties to a Voting Agreement relating to their shares of DNA, representing, in the aggregate, approximately 46.8% of DNA's outstanding share capital.  As a result of the Voting Agreement the Reporting Person may be deemed a beneficial owner of, and to share the power to vote and dispose, the Issuer securities held by DNA.  The Reporting Person disclaims beneficial ownership of any of the Issuer securities held by DNA.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2011

/s/ Zeev Bronfeld
Zeev Bronfeld